UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001–07964

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC.
401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC.
1001 Noble Energy Way
Houston, Texas 77070

NOBLE ENERGY, INC. 401(K) PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NOBLE ENERGY, INC. 401(K) PLAN

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee
Noble Energy, Inc. 401(K) Plan

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. 401(K) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
May 28, 2014

NOBLE ENERGY, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value (Note 3)	$334,205,744	$248,543,151
Receivables
Notes receivable from participants	5,685,444	5,198,294
Employer contributions receivable	12,476,306	9,943,751
Due from Trustee for securities sold	—	86,030
Total receivables	18,161,750	15,228,075
Cash, non-interest bearing	—	10,345
Total Assets	352,367,494	263,781,571

Net Assets Available for Benefits, at fair value	352,367,494	263,781,571
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(434,103)	(827,119)
Net Assets Available for Benefits	$351,933,391	$262,954,452

The accompanying notes are an integral part of these financial statements.

NOBLE ENERGY, INC. 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2013
Additions
Investment Income
Net appreciation in fair value of investments (Note 4)	$52,474,029
Dividends	9,450,857
Interest from other investments	294,872
Net Investment Income	62,219,758
Interest income on notes receivable from participants	170,564
Contributions
Participants	19,988,467
Rollover	2,798,922
Employer, net of forfeitures	23,934,435
Total Contributions	46,721,824

Total Additions	109,112,146
Deductions
Benefits paid to participants	20,095,703
Administrative expenses	37,504
Total Deductions	20,133,207

Net Increase in Net Assets Available for Benefits	88,978,939
Net Assets Available for Benefits
Beginning of year	262,954,452
End of year	$351,933,391

The accompanying notes are an integral part of these financial statements.

NOBLE ENERGY, INC. 401(K) PLAN
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

Note 1. Description of the Plan
The following description of the Noble Energy, Inc. 401(K) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General
The Noble Energy, Inc. 401(K) Plan, formerly known as The Noble Energy, Inc. Thrift and Profit Sharing Plan, is a defined contribution plan covering certain employees of Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the Company or Noble Energy). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Employees are eligible to participate in the Plan on the first day of employment. Participants may defer up to 50% of their base compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (IRS) of $17,500 and $17,000 in 2013 and 2012, respectively. The Company’s matching contribution percentage is 100% of the participant’s deferrals up to 6% of the participant’s base compensation and is funded subsequent to each pay period. Participants who are age 50 or older at the end of the calendar year are eligible to defer additional catch-up contributions, subject to certain IRS limits ($5,500 in both 2013 and 2012). In addition, participants may contribute amounts representing rollovers from other qualified plans. The Company does not match rollovers or catch-up contributions.
A profit sharing provision was instituted for participants hired after April 30, 2006 and employed by the Company on the last day of the plan year. The profit sharing contribution is calculated based upon the following percentages of a participant’s base compensation, including overtime, while a covered employee during that year:

	Percentage of Base Compensation while a Covered Employee that was Below the Social Security	Percentage of Base Compensation while a Covered Employee that was Above the Social Security
Age of Participant	Wage Base	Wage Base
Under 35	4%	8%
At least 35 but under 48	7%	10%
At least 48	9%	12%
The Plan was amended in 2013 to allow for transition payments for eligible employees under the defined benefit plan. Employees who were part of the Company's defined benefit plan may be eligible to receive transition contributions beginning in 2014. Those employees that were participants in the defined benefit plan that have less than 20 years of service with the Company will receive an additional 6% contribution (Transition Contribution) each year employed by the Company for the lesser of 10 years or until the employee reaches 20 years of service.
Participant Account
Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into various mutual funds, Noble Energy common stock, a common collective trust fund, as well as other publicly traded securities through a self-directed brokerage feature. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Plan Termination
The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy Employee Benefits Committee (the Committee).
Vesting
Participants are immediately vested in their pretax contributions, Transition Contributions, and rollover contributions. Participants become fully vested in employer matching contributions in accordance with the following schedule:

NOBLE ENERGY, INC. 401(K) PLAN
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

Period of Service	Vested
Completed by Participant	Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%

Participants become fully vested in the profit sharing contribution in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 3 years	None
3 or more years	100%
The Plan also provides for participants to be fully vested upon death, permanent disability or completion of an hour of service on or after the participant’s 65th birthday.
Benefits Paid to Participants
Distributions are made in lump-sum payments, at the request of the participant, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.
Notes Receivable from Participants
A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans as of December 31, 2013 ranged from 3.25% to 7.25% and loans are required to be repaid within five years through payroll deductions. Maturity dates on loans outstanding as of December 31, 2013 ranged from January 3, 2014 to December 24, 2018. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may have a maximum of two loans outstanding at a time.
Plan Administration
The Plan is administered by the Committee. The investment options available under the Plan (other than Noble Energy common stock and those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust Company (the Trustee) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. is the record keeper.
Noble Energy Common Stock Voting Rights
Each participant is entitled to exercise voting rights attributable to the Noble Energy common stock in his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.
Note 2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles (US GAAP).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOBLE ENERGY, INC. 401(K) PLAN
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

Valuation of Investments and Income Recognition
Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Cash is valued at cost, which approximates fair value.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. See Note 3. Fair Value Measurements.
The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio based on the proportionate ownership of the Plan.
As of December 31, 2013 and 2012, there were no reserves against the wrap contracts’ carrying values due to minimal credit risks of the issuers. Effective August 2009, interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Internal Revenue Code of 1986, as amended (IRC). Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.
The average yields earned by the Fidelity Managed Income Portfolio were approximately 1.54% and 1.70% at December 31, 2013 and 2012, respectively. The average yields earned by the Fidelity Managed Income Portfolio based on the actual interest rates credited to participants were approximately 0.89% and 1.05% at December 31, 2013 and 2012, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.
Under the terms of the Plan, the Trustee, on behalf of the trust fund, is allowed to acquire, hold and dispose of the common stock of Noble Energy. In the event that trading transactions in the stock fund exceed the cash portion of the stock fund, the trust has arranged to utilize lines of credit to facilitate transactions. The loan initiated under the line of credit is secured against the stock fund and cannot exceed 25% of the total fair market value of the stock fund. Interest payable by the Plan on each loan is based on rates quoted to trustee by the lenders. These transactions are allowed under Prohibited Transaction Exemption 2002-55; Exemption Application No. D-10958, an individual exemption granted to Fidelity by the Department of Labor. Effective May 31, 2012, Noble Energy converted the Plan’s Noble Energy Unitized Stock Fund from a unitized stock fund to real-time traded stock. On or after May 31, 2012, real-time trading will only apply to exchanges into and out of the Noble Energy Stock Fund. As of December 31, 2012, there were no outstanding balances related to these lines of credit.
Notes Receivable from Participants
Notes receivable for participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document.
Expenses of the Plan
Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. The Company pays the remaining expenses and fees of the Plan. Investment related expenses are included in net appreciation of fair value of investments.
Benefit Payments
Benefits are recorded as paid.

NOBLE ENERGY, INC. 401(K) PLAN
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

Forfeitures
When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of the Company’s matching and profit sharing contributions become a forfeiture upon participant termination for reasons other than retirement, death or permanent disability. The forfeiture balance as of December 31, 2013 and 2012 was $242,256 and $389,338, respectively. Certain forfeitures are used to restore certain amounts to the accounts of rehired participants and to reduce the Company’s future contributions. Forfeitures utilized to reduce contributions were $574,633 in 2013.
Note 3. Fair Value Measurements
US GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:
Interest bearing cash, mutual funds, common stocks and other investments – These investments consist of various publicly-traded money market funds, mutual funds, and common stock. The fair values are based on quoted market prices. Other investments classified as Level 1 include corporate and government bonds, and other investments classified as Level 2 include rights, warrants, options and other units.
Common collective trust fund – The Plan’s investment in the Fidelity Managed Income Portfolio which is fully benefit-responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, 2013 and 2012 with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest.  This fund invests in investment contracts issued by insurance companies and other financial institutions (wraps), fixed income securities, and money market funds. The fair value of the Fidelity Managed Income Portfolio is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.
Fidelity Managed Income Portfolio valued at the Net Asset Value (NAV) of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

NOBLE ENERGY, INC. 401(K) PLAN
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

Fair value information for investments that are measured at fair value on a recurring basis is as follows:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurement
December 31, 2013
Interest bearing cash	$3,437,166	$—	$—	$3,437,166
Common collective trust fund	—	28,799,948	—	28,799,948
Mutual funds:
Large cap funds	68,724,539	—	—	68,724,539
Mid cap funds	23,636,918	—	—	23,636,918
Small cap funds	9,807,412	—	—	9,807,412
International funds	16,147,061	—	—	16,147,061
Blended funds	72,955,808	—	—	72,955,808
Fixed income funds	15,975,865	—	—	15,975,865
Other funds	1,246,450	—	—	1,246,450
Total mutual funds	208,494,053	—	—	208,494,053
Common stocks:
Noble Energy common stock	89,036,593	—	—	89,036,593
Other common stock	3,458,276	—	—	3,458,276
Total common stocks	92,494,869	—	—	92,494,869
Other investments	321,021	658,687	—	979,708
Total investments, at fair value	$304,747,109	$29,458,635	$—	$334,205,744

December 31, 2012
Interest bearing cash	$3,247,827	$—	$—	$3,247,827
Common collective trust fund	—	28,902,758	—	28,902,758
Mutual funds:
Large cap funds	45,114,962	—	—	45,114,962
Mid cap funds	16,937,798	—	—	16,937,798
Small cap funds	5,265,327	—	—	5,265,327
International funds	11,507,932	—	—	11,507,932
Blended funds	49,562,462	—	—	49,562,462
Fixed income funds	17,766,700	—	—	17,766,700
Other funds	857,993	—	—	857,993
Total mutual funds	147,013,174	—	—	147,013,174
Common stocks:
Noble Energy common stock(1)	66,698,021	—	—	66,698,021
Other common stock	2,246,455	—	—	2,246,455
Total common stocks	68,944,476	—	—	68,944,476
Other investments	434,916	—	—	434,916
Total investments, at fair value	$219,640,393	$28,902,758	$—	$248,543,151

(1)	Effective May 31, 2012, Noble Energy converted the Plan’s Noble Energy Unitized Stock Fund from a unitized stock fund to real-time traded stock.
Below is a summary of the Plan’s investments at December 31, 2013 and 2012, where fair value is estimated based on the NAV:

NOBLE ENERGY, INC. 401(K) PLAN
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

December 31, 2013	December 31, 2013 Fair Value*	December 31, 2012 Fair Value*	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Fidelity Managed Income Portfolio (1)	$28,799,948	$28,902,758	$—	Daily	None
* The fair values of investments have been estimated using the net asset value of the investment.
(1) The Fidelity Managed Income Portfolio is comprised of investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds. The Fidelity Managed Income Portfolio invests in fixed income securities which may include US Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and shares of money market funds. The Fidelity Managed Income Portfolio may also invest in futures contracts, option contracts and swap agreements. Participant directed withdrawals may be made on any business day. Withdrawals directed by the Company must be preceded by twelve (12) months written notice.
Note 4. Investments
The Plan held the following investments, which separately represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2013	2012
Noble Energy common stock(1) (2)	$89,036,593	$66,698,021
Dodge & Cox Stock Fund (3)	19,860,646	11,845,437
Fidelity Managed Income Portfolio (contract value of $28,365,845 and $28,075,639, respectively) (1)	28,799,948	28,902,758
PIMCO Moderate Duration Fund	—	17,766,700
Spartan US Equity Index Fund (1) (3)	18,014,857	11,691,168

(1)     Represents party-in-interest.

(2)	Effective May 31, 2012, Noble Energy converted the Plan’s Noble Energy Unitized Stock Fund from a unitized stock fund to real-time traded stock.
(3) As of December 31, 2012, these investments represent less than 5% of Plan net assets but are disclosed herein for comparative purposes.
Approximately 25% of the Plan’s net assets were invested in Noble Energy common stock as of December 31, 2013 and 2012.
The Plan’s investments, including investments bought, sold and held during the year, appreciated in value as follows:

Year Ended December 31,
2013
Noble Energy common stock	$22,556,453
Mutual funds	29,639,643
Other common stocks	277,933
Net appreciation in fair value	$52,474,029

Note 5. Tax Status
The Plan is exempt from federal income taxes under IRC Sections 401(a) and 501(a) and has previously received a favorable determination letter from the IRS dated July 22, 2009. Although the Plan has been amended since the date of the determination letter, the Committee is of the opinion that the Plan meets IRC requirements and continues to be tax-exempt.
US GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Committee

NOBLE ENERGY, INC. 401(K) PLAN

has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Committee believes it is no longer subject to income tax examinations for plan years prior to 2010.
Note 6. Party-in-Interest Transactions
The Plan allows for investment in Noble Energy common stock. The Company is the plan sponsor; therefore, these transactions qualify as party-in-interest transactions.  Total net assets invested in Noble Energy common stock were $89,036,593 and $66,698,021 as of December 31, 2013 and 2012, respectively.
The Plan also invests in money market funds, a common collective trust fund and mutual funds issued by an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions. Total net assets invested in Fidelity funds and cash accounts were $153,194,031 and $114,763,363 as of December 31, 2013 and 2012, respectively.
The above transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.
Note 7. Risks and Uncertainties
The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Note 8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$351,933,391	$262,954,452
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	434,103	827,119
Net assets available for benefits per the Form 5500	$352,367,494	$263,781,571

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2013
Net increase in net assets available for benefits per the financial statements	$88,978,939
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2013	434,103
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2012	(827,119)
Net increase in net assets available for benefits per the Form 5500	$88,585,923
Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.
Note 9. Delinquent Participant Contributions
As reported on Schedule H, line 4a, Schedule of Delinquent Participant Contributions for the year ended December 31, 2013, certain participant contributions were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.53-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2013. Delinquent participant contributions in the amount of $3,467 relating to plan year 2013 were made to the Plan on May 20, 2014 for the period outstanding. Additionally, on May 20, 2014, the Company remitted $120 of lost earnings on the delinquent participant contributions for the period outstanding.

Schedule 1

NOBLE ENERGY, INC. 401(K) PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
☐	$—	$—	$—	$3,467

During 2013, it was discovered that there were unintentional delays by the Company in submitting participant contributions in the amount of $3,467 to the Trustee. On May 20, 2014, the Company remitted the delinquent participant contributions in addition to $120 of lost interest on the delinquent participant contributions for the period outstanding.

See accompanying report of independent registered public accounting firm

Schedule 2

NOBLE ENERGY, INC. 401(K) PLAN
EIN: 73-0785597  Plan #002

Schedule 2

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost (1)	e. Current Value
	Common Collective Trust Fund
*	Fidelity Managed Income Portfolio	Common collective trust fund	$—	$28,799,948
	Total Common Collective Trust Fund		—	28,799,948

	Mutual Funds
	American Funds Growth Fund of America (Class A Shares)	Mutual fund	—	17,170,897
	Dimensional Fund Advisors Small Cap I Fund	Mutual fund	—	9,807,412
	Artisan Mid Cap Institutional	Mutual fund	—	10,214,629
	Dodge & Cox Stock Fund	Mutual fund	—	19,860,646
*	Fidelity Diversified International K Fund	Mutual fund	—	16,147,061
*	Fidelity Dividend Growth K Fund	Mutual fund	—	13,678,139
*	Fidelity Freedom K Income Fund	Mutual fund	—	1,099,238
*	Fidelity Freedom K 2000 Fund	Mutual fund	—	604,133
*	Fidelity Freedom K 2005 Fund	Mutual fund	—	271,465
*	Fidelity Freedom K 2010 Fund	Mutual fund	—	870,349
*	Fidelity Freedom K 2015 Fund	Mutual fund	—	6,149,781
*	Fidelity Freedom K 2020 Fund	Mutual fund	—	10,750,728
*	Fidelity Freedom K 2025 Fund	Mutual fund	—	9,255,684
*	Fidelity Freedom K 2030 Fund	Mutual fund	—	8,228,681
*	Fidelity Freedom K 2035 Fund	Mutual fund	—	5,984,455
*	Fidelity Freedom K 2040 Fund	Mutual fund	—	5,655,884
*	Fidelity Freedom K 2045 Fund	Mutual fund	—	6,312,594
*	Fidelity Freedom K 2050 Fund	Mutual fund	—	4,591,361
*	Fidelity Freedom K 2055 Fund	Mutual fund	—	914,914
*	Fidelity Puritan K Fund	Mutual fund	—	12,226,760
*	Fidelity Retire MMKT	Mutual fund	—	39,781
	Perkins Mid Cap Value Fund	Mutual fund	—	13,422,289
	PIMCO Moderate Duration Fund	Mutual fund	—	15,975,865
*	Spartan US Equity Index Fund	Mutual fund	—	18,014,857
	Total Mutual Funds		—	207,247,603

	Common Stocks
*	Noble Energy, Inc.	Common stock	—	89,036,593
	Total Common Stocks		—	89,036,593

*	Brokerage link	Self-directed brokerage account	—	9,121,600
		Total Investments	—	334,205,744

*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 7.25%; maturity dates ranging from January 3, 2014 through December 24, 2018	—	5,685,444
			$0	$339,891,188
* Represents party-in-interest
(1) Historical cost information has been omitted for participant-directed investments.
See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE ENERGY, INC. 401(K) PLAN

Date:	May 28, 2014	By:	/s/ Andrea Lee Robison
Andrea Lee Robison,
Senior Vice President Human Resources and Administration of Noble Energy, Inc.

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm